SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                 PTN Media, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share,
                         (Title of Class of Securities)

                                    69366H105
                                 (CUSIP Number)

                             Peter Klamka, President

                                 PTN Media, Inc.
                          313 North First St., Suite 8B
                            Ann Arbor, Michigan 48104
                                 (734) 327-0579

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........69366H105                                         Page 2 of 4
Pages
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1) Name of Reporting Person.....................Peter Klamka
   S.S. or I.R.S. Identification No. of Above Person.........38-339-9098
-------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
   (see Instructions) (a)......
                      (b)......
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3) SEC Use Only.........................................
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4) Source of Funds (See Instructions).....................PF
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5) Check if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)...............................
-------------------------------------------------------------------------------
6) Citizenship or Place of Organization.........U.S.
-------------------------------------------------------------------------------
Number of                     (7)  Sole Voting Power...........2,113,674
Shares Bene-                  -------------------------------------------------
ficially Owned                (8)  Shared Voting Power...............0
by Each Reporting             -------------------------------------------------
Person With                   (9)  Sole Dispositive Power......2,113,674
                              -------------------------------------------------
                              (10) Shared Dispositive Power..........0
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting
    Person.......2,113,674
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions).........
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row 11..69.49%
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions).....IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock") of PTN Media, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 313 North First St., Suite 8B, Ann Arbor, Michigan 48104.

Item 2.  Identity and Background.

         (a) Name: Peter Klamka

         (b) Residence or business address: 313 North First St., Suite 8B, Ann Arbor, Michigan 48104.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Klamka's principal occupation is Chairman, President, Chief Executive Officer and Secretary of the Issuer.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

         (f) Citizenship. U.S.

Item 3.  Source and Amount of Funds or other Consideration.

         On March 9, 1998, Peter Klamka acquired 2,097,008 shares of Common Stock of the Issuer in exchange for an equal number of shares of Common Stock of the Issuer's predecessor in connection with the merger of such predecessor with and into the Issuer. In connection therewith, the Issuer became the assignee of a promissory note from Mr. Klamka to the predecessor in the amount of $ 2,117.08 (a price of $.001 per share). Mr. Klamka has originally received 2,117,008 shares from the predecessor but had, in January 1998, made a gift of an aggregate of 20,000 shares of the predecessor's common stock to two individuals. Mr. Klamka has not yet paid the principal or any interest on the above-referenced promissory note, which is currently in default. In March 1998, the Company issued to Mr. Klamka 50,000 shares of Common Stock at a value of $1.00 per share in respect of the payment of his annual salary for 1997. In August 1998, as a result of conversations with the Securities and Exchange Commission, Mr. Klamka agreed to a revaluation of such shares at $3.00 per share and to forfeit and return to the Company two-thirds of such 50,000 or 33,334 shares, in consideration of his willingness to accommodate the Company in consummating its initial public offering and other good and valuable consideration.

Item 4.  Purpose of Transaction.

         The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j). The purpose of the transaction described herein was private investment.

Item 5.  Interest in Securities of the Issuer.

         (a) Reporting person owns an aggregate of 2,113,341 shares of Common Stock, representing 69.49% of the outstanding shares of Common Stock.

         (b) As to all shares indicated above, reporting person has sole power to vote and to dispose or direct the disposition thereof.

         (c) On March 9, 1998, Peter Klamka acquired 2,097,008 shares of Common Stock of the Issuer in exchange for an equal number of shares of Common Stock of the Issuer's predecessor in connection with the merger of such predecessor with and into the Issuer. In connection therewith, the Issuer became the assignee of a promissory note from Mr. Klamka to the predecessor in the amount of $ 2,117.08 (a price of $.001 per share). Mr. Klamka has originally received 2,117,008 shares from the predecessor but had, in January 1998, made a gift of an aggregate of 20,000 shares of the predecessor's common stock to two individuals. Mr. Klamka has not yet paid the principal or any interest on the above-referenced promissory note, which is currently in default. In March 1998, the Company issued to Mr. Klamka 50,000 shares of Common Stock at a value of $1.00 per share in respect of the payment of his annual salary for 1997. In August 1998, as a result of conversations with the Securities and Exchange Commission, Mr. Klamka agreed to a revaluation of such shares at $3.00 per share and to forfeit and return to the Company two-thirds of such 50,000 or 33,334 shares, in consideration of his willingness to accommodate the Company in consummating its initial public offering and other good and valuable consideration

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         None.

Item 7.  Material to be Filed as Exhibits.
         None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:          9/22/98
                                              ---------------------------------

                                                   /s/ Peter Klamka
                                              ---------------------------------
                                                  PETER KLAMKA










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